Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN
Brisbane, Australia — 25 February 2011: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
Beginning with the shift to new premises in Brisbane, 2011 is off to a great start and I would like to share our progress thus far and our plans for the upcoming year.
I spent most of January and early February in the USA and UK. In the USA, MSI President, Peter Faulkner and I were in attendance at the Shot Show, the largest small arms conference in the world. We held meetings with CEOs and senior executives of several major military weapons manufacturers that had expressed an interest in manufacturing and distributing Metal Storm weapons. These were positive meetings for the Company with continuing engagement since my return.
Elsewhere I met with several parties on the investment front and we are working through a number of potential opportunities.
Now that we have settled into the new premises, our focus is firmly on the work to be done delivering the MPM and MAUL™ contracts, while stepping up business development activities with a clear portfolio of product offerings.
CONTRACTS
US Marines Mission Payload Module
The US Marines Mission Payload Module — Non Lethal Weapon System (MPM-NLWS) contract is a program of record run by the Marines Corps Systems Command (MARCORSYSCOM) to equip the US Marines with a powerful crowd control weapon with stand-off ranges of up to 350 metres. Metal Storm is designing and testing both the multi-barrel weapon system and the unique non-lethal warhead.
“We must balance our pursuit of the
enemy with our efforts to minimize
loss of innocent civilian life, and with
our obligation to protect our troops.”
–	General David H. Petraeus Commander, International Security Assistance Force and Commander, U.S. Forces Afghanistan Tactical Directive, Aug. 1, 2010
Progress has been solid. In December MSI successfully completed a Platform Compatibility Demonstration, in which the Metal Storm MPM-NLWS prototype was mounted to the Marine Corps transparent armor gun shield (MC-TAGS) on a Humvee, and a range of mechanical, movement and human interface characteristics of the weapon were assessed.
Meanwhile a program of warhead testing has been underway, witnessed by representatives of MARCORSYSCOM, to measure light, sound and pressure characteristics, fireball size, and kinetic blast material output. These measurements provide quantified specifics on the effect of the warhead on crowds at various distances from the point of detonation, and the pattern and proximity of detonations required to temporarily disorient and disable, without permanently injuring people in the crowd.

Metal Storm Limited
ACN 064 270 006
Within the last 2 weeks, MSI has also undertaken formal weapon firing demonstrations with fusing, again witnessed by representatives of MARCORSYSCOM. Firing at several ranges MSI was able to demonstrate the fuse functioning correctly, with high-speed camera footage indicating the fuse correctly detonating the right distance from its target. Due to ITAR restrictions, we are unable to release imagery or video footage in the public domain at this time.
“When people get angry in a crowd, that
emotion spreads very rapidly. It’s very
important to de-escalate quickly.”
–	Sergeant 1st Class Bryon Foreman, U.S. Army 354th Military Police Company
The MPM Program is one of a number of non-lethal weapon systems programs featured in the 2010/2011 Annual Report of the US Department of Defence Non-Lethal Weapons Program. I would recommend downloading this report to all shareholders as it gives an excellent insight into the growing importance of non-lethal technologies in the US Military. It can be accessed at the following URL:
https://www.jnlwp.usmc.mil/misc/publications/AR2011.PDF
PNG Corrective Service MAUL™ Contract
The contract is still making its way through the PNG government ratification process. The appropriate written submissions have been made to the committee responsible for ratification, the Minister remains fully supportive of the ratification, and we are expecting to commence MAUL™ production as soon as this is complete. The delay is unfortunate, but we have every indication that this formality will be completed in proper order.
In the last few months the Company has completed many of the necessary enhancements to the MAUL™ weapon to suit volume production and purchaser requirements.
The Company is now waiting for the PNG contract deposit to trigger production of 500 MAUL™ units. In the meantime 10 units are being fabricated for further environmental and endurance testing, and to provide updated demonstration units for other prospective customers.
PRODUCTS, TECHNOLOGIES & PROGRESS
MAUL™ and FireStorm™ developments have been covered above under the Contracts section. These two products and programs are the main focus of our entire operation as these both have engaged customers and the prospect of rapid financial outcomes. However, promotion of 3GL and its STORM40 ammunition is also gaining traction in the international military community.
3GL
3GL formed the mainstay of a number of recent product demonstrations to international military and law enforcement organisations. Feedback has been very positive, and we are working with potential customers who would like to test the weapon in their own environments.
A robust, ruggedised, waterproof 3GL system has now completed its critical design review and will be built to enable customer trials to be undertaken in conditions beyond current range demonstration conditions.

Metal Storm Limited
ACN 064 270 006
STORM40 Ammunition
The STORM40 40mm grenade ammunition has finished its pre-qualification program and is ready to be subjected to external qualification testing. Thousands of these rounds have already been fired and extensive testing performed. STORM40 is the ammunition Metal Storm relies on for all its lethal 40mm customer demonstrations and has proven to be highly reliable.
STORM40 will go through a final internal Critical Design Review in March. Qualification testing for full HE warheads is costly, and will proceed as soon as it makes commercial sense to take this next step. In the meantime we are focusing on prospective customer proposals and demonstrations, which in turn will drive the qualification process.
Fire Control Unit
The electronic Fire Control Unit (FCU) is the “brain” of all Metal Storm Weapons, controlling the firing pulse, firing rates and applying the safety and hazard mitigation systems needed to make the weapon safe and reliable.
Historically each type of Metal Storm weapon system had its own unique FCU that was designed to meet the particular firing characteristics of that weapon configuration. In production, however, this kind of functional duplication between product lines is not economic.
To resolve this the Company has developed and manufactured a new “universal” FCU. Small enough to fit within the MAUL™ platform, yet powerful enough to handle our largest systems, this FCU can handle Metal Storm weapons of any calibre and at the highest expected number of rounds per barrel.
More strategically, we can now use the same FCU circuit design, with the same hazard analyses and safety cases, with any of the Metal Storm weapons we bring to market. This will significantly reduce the go-to-market timescales for all of our weapon systems, and reduce the cost and time for qualification prior to deployment.
GENERAL BUSINESS
Personnel
There have been a number of recent personnel changes in Metal Storm. This has resulted in both cost savings and an opportunity to recruit personnel with skills suited to the Company’s transition to weapons production.
Having completed the majority of work required by the Brisbane team for the MAUL PNG Project, Samara Jolley has completed her assignment with the Company. We are grateful to Samara for the professional work carried out.
Due to extenuating personal circumstances David Pashen has moved interstate. He has been retained in an advisory capacity to the CEO, and continues active day-to-day engagement with the Metal Storm.
In the USA, Art Schatz has retired from the Company after a successful career with Metal Storm. Over ten years ago, Art established the U.S. office, which became Metal Storm Inc. Since then he has guided the leadership of the Company and opened many doors within nearly every branch of the US Military as well as law enforcement, and several foreign militaries. Art will continue in an advisory role. We are very grateful to Art for all his hard work and enthusiasm through the years, and wish him the very best for the future.
Brisbane Office Move
The Metal Storm premises in Richlands, Brisbane was highly functional as a research and test facility, but was extremely poor as an environment for prospective customers and partners to visit, or for the Company to carry out other business development activities.

Metal Storm Limited
ACN 064 270 006
The new premises includes a substantial, well lit warehouse for our range, armoury and machine shop, double the office space and a large well appointed area for visitor meetings and presentations. The existing high quality fit-out is perfect for our needs, requiring virtually no alteration.
Importantly the overall cost of operation in the new premises is projected to be lower than if we had stayed at the old site. The move was completed in less than 2 weeks over the Christmas period to minimise downtime.
SUMMARY
The Company has significantly restructured both its physical operations and human resources to better meet the needs of the coming years. 2011 will be an exciting year and I am looking forward to sharing the journey with each of you.
Dr. Lee Finniear
25 February, 2011
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.